SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. ___)

American Banknote Corporation
(Name of Issuer)

New Common Stock, $.01 par value
(Title of Class of Securities)

024490302
(CUSIP Number)

David M. Kober, Esq.
American Banknote Corporation
560 Sylvan Avenue
Englewood Cliffs, NJ 07632
201-568-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 024490302

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Castor Investments, L.L.C. 223767204

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION: New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER: SHARED VOTING POWER: SOLE DISPOSITIVE POWER: SHARED DISPOSITIVE POWER:	2,175,896 2,175,896

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,175,896

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.4%

14	TYPE OF REPORTING PERSON* OO

CUSIP No.: 024490302

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven G. Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER: SHARED VOTING POWER: SOLE DISPOSITIVE POWER: SHARED DISPOSITIVE POWER:	2,175,896 (1) 2,175,896 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,175,896 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%

14	TYPE OF REPORTING PERSON*: IN

(1) Steven G. Singer may be deemed to beneficially own these securities due to his position as Manager of Castor Investments, L.L.C. Steven G. Singer disclaims ownership of these securities, and this report shall not be deemed an admission that he is the beneficial owner of such securities.

CUSIP No.: 024490302

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Romulus Holdings, Inc. 222848655

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER: SHARED VOTING POWER: SOLE DISPOSITIVE POWER: SHARED DISPOSITIVE POWER:	2,175,896 (1) 2,175,896 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,175,896 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.4%

14	TYPE OF REPORTING PERSON*: CO

(1) Romulus Holdings, Inc. may be deemed to beneficially own these securities as a 48.9329% owner of Castor Investments, L.L.C. Romulus Holdings, Inc. disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that it is the beneficial owner of such securities.

Item 1.    Security and Issuer.

          This statement relates to the New Common Stock, par value $.01 per share (the "New Common Stock") of American Banknote Corporation, a Delaware corporation (the "Company") whose principal executive offices are located at 560 Sylvan Avenue, Englewood Cliffs, NJ 07632.

Item 2.     Identity and Background.

          This statement is being filed on behalf of Romulus Holdings, Inc. ("Romulus"), Steven G. Singer, an individual, and Castor Investments, L.L.C. ("Castor") (Steven G. Singer, collectively with Romulus and Castor, are referred to as the "Reporting Persons").

           Castor, a New Jersey limited liability company, has a business address of 10 Loman Court, Cresskill, New Jersey 07626.

           Steven G. Singer, a citizen of the United States of America, has an address of 10 Loman Court, Cresskill, New Jersey 07626. He is Manager of Castor, and his principal occupation is Chairman and Chief Executive Officer of the Company, whose business address is 560 Sylvan Avenue, Englewood Cliffs, New Jersey 07632. Mr. Singer is also a Director of the Company, whose business is the manufacture, marketing, and distribution of secure documents and related systems.

           Romulus, a Delaware corporation, has a business address of 560 Sylvan Avenue, Englewood Cliffs, New Jersey 07632. Romulus is a primary Member of Castor, holding approximately 48.9% of Castor's membership interests. The following are the names and principal occupations of the directors, executive officers and control persons of Romulus, both of whom are citizens of the United States of America:

Brad Singer	Director and President of Romulus; principal occupation is President of HRH Construction, Inc., a construction company, 1 Park Avenue, New York, New York 10016

Gary Singer	Consultant to Romulus; c/o HRH Construction, Inc., 1 Park Avenue, New York, NY 10016

           Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the "Act") each of the directors, officers, and control persons of the Reporting Persons set forth above (each, an "Individual") may be deemed to beneficially own the shares of New Common Stock owned by the Reporting Person for which such Individual is a director, officer, or control person. Each of the directors, officers, or control persons of the Reporting Persons disclaim beneficial ownership of the shares of New Common Stock owned by such Reporting Person for which such Individual is a director, officer, or control person. Each of the Reporting Persons disclaims that they are members of a "group" for purposes of Section 13(d) of the Securities and Exchange Act of 1934.

           During the past five years, none of the Reporting Persons or the Individuals have ever been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

           The Fourth Amended Reorganization Plan (the "Plan") of the Company, dated July 17, 2002, as subsequently amended, was confirmed by the United States Bankruptcy Court on August 21, 2002, and consummated by the Company on October 1, 2002. Upon consummation of the Plan, the holders of various interests and claims with respect to the Company received new equity and debt securities in exchange for those pre-existing interests and claims. Pursuant to the Plan, Castor exchanged 1,141,000 shares of pre-existing common stock for 24,205 shares of New Common Stock; 8,230 warrants, each representing the right to purchase one share of New Common Stock, with an exercise price of $10.00 (the "Series 1 Warrants"); and 8,230 warrants, each representing the right to purchase one share of New Common Stock, with an exercise price of $12.50 (the "Series 2 Warrants"). Also pursuant to the Plan, Castor exchanged $19,097,000 face amount of the Company's 11 1/4% Senior Subordinated Notes due December 1, 2007 (the "Notes") for 2,135,231 shares of New Common Stock. No additional consideration was paid by any Reporting Person.

Item 4.   Purpose of Transaction.

           On October 1, 2002 (the "Effective Date"), the Company consummated the Plan. On the Effective Date, the Parent cancelled all shares of its preexisting common stock and preferred stock, and simultaneously issued its New Common Stock, and certain additional rights, warrants and options entitling the holders thereof to acquire New Common Stock, in the amounts and on the terms set forth in the Plan. The Reporting Persons have not yet received physical certificates representing these securities.

           As a result of the securities issuances and exchanges required under the Plan, the former holders of the $95 million principal amount of the Notes received on the Effective Date, in full satisfaction, settlement, release, discharge of and in exchange for such notes, approximately 10.6 million shares of New Common Stock, representing approximately 90% of the initial shares of New Common Stock of the reorganized Company. Consequently, a change in control occurred on the Effective Date, with control of the Company being transferred from the former holders of the Company's old common and preferred stock to the former holders of the Notes.

           Each of the Reporting Persons may, depending upon market conditions and other factors, choose to acquire additional shares of New Common Stock of the Company or dispose of New Common Stock of the Company in the future through open market or privately negotiated transactions or effect other transactions which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D. Moreover, Steven G. Singer intends to use his position as a director of the Company to maximize shareholder value, which may, in the future, result in one or more of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D. However, none of the Reporting Persons has any present plans or proposals which relate to or would result in any such actions.

           Steven Singer and Romulus disclaim beneficial ownership of all securities held by Castor.

Item 5.   Interest in Securities of the Issuer.

           After the Effective Date of the Plan there were 11,827,142 shares of New Common Stock outstanding. As of October 1, 2002, Castor beneficially owns 2,159,436 shares of New Common Stock, as well as 8,230 of the Series 1 Warrants, and 8,230 of the Series 2 Warrants. Thus, Castor may be deemed to beneficially own 2,175,896 shares of New Common Stock, potentially 18.4% of the shares of New Common Stock that would be outstanding following the full exercise by Castor of its Series 1 Warrants and Series 2 Warrants. By virtue of their respective positions as Manager and 48.9% member of Castor, Steven G. Singer and Romulus may be deemed to share with Castor the power to vote and dispose of all securities directly held by Castor, including its New Common Stock. Nevertheless, Steven G. Singer and Romulus disclaim beneficial ownership of such securities.

           Castor is an authorized claimant in connection with a class action lawsuit in the United States District Court for the Southern District of New York entitled In re American Banknote Corporation Securities Litigation, No. 99 Civ. 0661 (CM) (S.D.N.Y.). The complaint alleged violations of the federal securities laws and sought to recover damages on behalf of all purchasers of old common stock of the Company during the period of May 2, 1996 through January 25, 1999. Pursuant to a settlement agreement, Castor will receive from the District Court Claims Administrator an as yet unspecified amount of New Common Stock, as well as unspecified amounts of Series 1 Warrants and Series 2 Warrants.

           Castor further owns Equity Options to purchase 7,803 shares of New Common Stock at an Exercise Price of $2.50 per share (the "Equity Options"). Half of these Equity Options shall become exercisable at such time that the New Common Stock trades at an average price of at least $5.00 per share over 20 consecutive trading days. The remaining Equity Options shall become exercisable at such time that the New Common Stock trades at an average price of at least $7.50 per share over 20 consecutive trading days.

           Pursuant to a Stock Option Agreement dated October 1, 2002, Steven G. Singer was granted 150,000 options to purchase shares of New Common Stock at an exercise price of $2.50 per share (the "Management Stock Options"). The Management Stock Options were issued pursuant to the American Banknote Corporation 2002 Management Incentive Plan. The Management Stock Options vest up to one-third of the total number of covered shares on account of each of the 2002, 2003 and 2004 fiscal years of the Company, if and only if certain performance goals established by the Board of Directors of the Company on account of each such fiscal year is achieved.

           Pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 each of the directors officers, and control persons of the Reporting Persons set forth above (each, an "Individual") may be deemed to beneficially own the shares of New Common Stock owned by the Reporting Person for which such Individual is a director, officer, or control person. Each of the directors, officers, and control persons of the Reporting Persons disclaim beneficial ownership of the shares of New Common Stock owned by such Reporting Person for which such Individual is a director, officer, or control person. Each of the Reporting Persons disclaims that they are members of a "group" for purposes of Section 13(d) of the Securities and Exchange Act of 1934.

           During the past sixty days, there were no transactions in shares of the New Common Stock of the Company, or any securities directly or indirectly convertible into or exchangeable for shares of the New Common Stock of the Company, by the Reporting Persons or any person or entity controlled by them or any person or entity for which they possess voting or investment control over the securities thereof except as set forth above.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           Except as set forth herein, no contracts, arrangements, understandings or relationships exist with respect to any securities of the Company as between any Reporting Person and any other person or entity.

Item 7.    Material to be Filed as Exhibits.

           NONE

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2002

CASTOR INVESTMENTS, L.L.C. By: /s/ Steven G. Singer Steven G. Singer Manager

/s/ Steven G. Singer Steven G. Singer

ROMULUS HOLDINGS, INC. By: /s/ Brad Singer Brad Singer President